HCB
BANCSHARES, INC.


PRESS RELEASE                                        FOR IMMEDIATE RELEASE
                                                     ---------------------
                                                     Contact: Cameron D. McKeel
                                                     Telephone No.: 870.836.6841
                                                     Facsimile No.: 870.836.2122
                                                     February 26, 2002


           HCB BANCSHARES, INC. EXTENDS TENDER OFFER TO MARCH 29, 2002


The Board of Directors of HCB  Bancshares,  Inc. ("HCB  Bancshares")  (NASDAQSC:
HCBB) announced today its plans to extend its tender offer to acquire up to 377,866 Shares of its common stock, $0.01 par value per share (the "Shares"), until March 29, 2002. Purchases in the tender offer will be made at a price not greater than $14.75 nor less than $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2002, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, which together with the Offer to Purchase, constitute the "Offer."

The tender offer commenced on January 31, 2002 and was originally scheduled to remain open through March 1, 2002. The Board is extending the offer due to general market conditions and to allow shareholders who want to participate additional time.

This announcement is not an offer to purchase or the solicitation of an offer to sell Shares of HCB Bancshares. HCB Bancshares' Offer is being made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully because they contain important information. These and other filed documents are available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Keefe, Bruyette & Woods, Inc., the Information Agent for the tender offer, by calling 1-(877) 298-6520 (toll free).